October 26, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:     Caleb French

Re:	Avinger, Inc. Registration Statement on Form S-1 File No. 333-227689

Acceleration Request

Requested Date: Requested Time:	October 29, 2018 4:30 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Avinger, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-227689) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company hereby authorizes Philip H. Oettinger of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Company, to make such request on the Company’s behalf.

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone to Philip H. Oettinger of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at (650) 565-3564. Please also provide a copy of the Commission’s order declaring the Registration Statement effective to Philip H. Oettinger via facsimile at (650) 493-6811.

Please direct any questions or comments regarding this acceleration request to Philip H. Oettinger at (650) 565-3564.

*****
Sincerely, AVINGER, INC.

By:	/s/ Mark Weinswig
Mark Weinswig Chief Financial Officer

cc:	Philip H. Oettinger, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation

Ladenburg Thalmann & Co. Inc.

999 Vanderbilt Beach Road, Suite 200

Naples, Florida 34108

October 26, 2018

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	AVINGER, INC. Registration Statement on Form S-1 (Registration No. 333-227689) Concurrence in Acceleration Request

Ladies and Gentlemen:

Ladenburg Thalmann & Co. Inc. (“Ladenburg”), as representative of the underwriters for the above-referenced offering, hereby concurs in the request by Avinger, Inc. that the effective date of the above-referenced registration statement be accelerated to 4:30 p.m. (Eastern Time), or as soon as practicable thereafter, on October 29, 2018, pursuant to Rule 461 under the Securities Act. Ladenburg affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours, LADENBURG THALMANN & CO. INC.

By:	/s/ Nicholas Stergis
Name: Nicholas Stergis Title: Managing Director